

TeenJobFind

Connecting *Adults* who need help, with local neighborhood *Teens* who want to *make money*, and *enhance their future*!

Delaware C Corp

The Problem

Finding help for household tasks: **Stressful**, **Scary**, **Risky**, **Expensive** and **Time Consuming**





Gigs for Teens?

Adults participate in the gig economy (Uber, Lyft, Etsy, etc).
Why not teens?

Teens can do:
- ★ Tech Support ✓
- ★ Yardwork ✓
- ★ Dog walking ✓
- ★ Help with Moving ✓
- ★ Party Prep ✓
- ★ Car Washing ✓
- ★ Household Physical Labor ✓
- ★ Babysitting ✓

This is an UNTAPPED market with Massive Growth Potential.



A **mobile app** that provides a safe and easy solution to connect job posters with local teens in and around their neighborhood

 TeenJobFind

User Experience


●○○○○ Verizon
1:37 PM
46%
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●●○○○ Verizon
1:37 PM
46%
Jobs
924 Moreno Ave, Palo Alto, CA 94303, USA
Date
3,Jul2017
Start Time
02:37 PM
Duration
1.0
Babysitter
Pet Sitter
Other
Job Description
POST
Jobs
Neighbourhood
History


●●●○○ Verizon
1:10 PM
49%
Hoot Details
Apple job poster
00:00:02
Address
600 E Meadow Dr, Palo Alto, CA 94306, USA
Description
Set up at Mitchell Park for my daughters party!
Date
21 Jul 2017
Start Time
01:15 PM
Duration
1.0
Party
End Job


●○○○○ Verizon
1:36 PM
46%
Available Jobs
Antioch
Concord
Richmond
Brentwood
Mill Valley
Walnut Creek
Berkeley
Mt Diablo
San Francisco
Daly City
San Mateo
Palo Alto
Jose
Pescadero
Scotts Valley
Santa Cruz
Watsonville
Jobs
History

The Fourth Industrial Revolution

Freelance workforce is **growing 3x faster** than the overall U.S. workforce

Majority of people will be working independently by 2027.

The "gig economy" currently **$3.7 trillion** and growing. (CNBC 2018)

Teen Freelance Workforce = Untapped
NOW is the Time to Capture this Market!



Potential Revenue Sources







TeenJobFind will take a small % of every transaction on the platform

TeenJobFind charges the job poster, not the teen

Premium features for job posters such as highlighted and bold job posting. Ability to request a specific teen or chose from more than 1 applicant

Monetize high quality user data for advertising : demographics, movements, recreational activities, social connections, etc.

Market Validation

Total Industry Size:

$1.6B

Annually

Our Goal:

10%

Total Industry

10%

Local Population



Proven Method for User Acquisition

In a study conducted by **Harvard Business school** in **2016** they determined that successful 2 sided platform companies shared a **similar growth strategy.**

AirBnB, Uber, and **Etsy**	**TeenJobFind**
Recognize the Need and think like the customer	Identified the stress of finding help for household chores.
Create a better experience	Created a platform that matches *Adults* who need help, with local neighborhood *Teens*.
Be strategic about Sequencing	We started with a slow soft launch to work out bugs and focus on building the best growth strategy.

2019 Value

AirBnB

$31B

Uber

$120B

Etsy

$7.82B

Soft Launch:

In a limited test in Palo Alto, CA:
- ► Developed the Application
- ► Launched the Web Site
- ► Began sharing the idea to local Adults and Teens (word of mouth).
- ► Solicited feedback

Our Top 5 Markets : CA, TX, NY, FL, IL

In 12 months, we acquired nearly 2% of the local population.

No formal marketing push during this soft launch.



Unprecedented Growth

Steady positive growth since its genesis with nearly **0 marketing efforts.**



As of August we have over **76,000 users** on the early access wait list.

Our Job Postings

TeenJobFind

Consistent growth in usage.



~85% of our users have posted more than 3 times.

Safety First - Strictest Safety Regulations

Adults:

All adults thoroughly screened against local and federal law enforcement databases to ensure teen safety.

Teens:

Teens must provide teacher references and parental oversight. Student or State ID required.



Go To Market Strategy

Top 5 Markets : CA, TX, NY, FL, IL

APPROACH	PHASE 1	PHASE 2
MARKETS Penetrate one market at a time	SoCal - largest wait list in CA Social media campaign targeting Female population 40 and older (Avg. user and highest converting) Start with $2k per month	Use Wait list to drive cities surrounding SF, LA and SD (email campaign) Use the waitlist to drive direction, utilize existing networks & hire local ambassador/PR to connect with community
USERS Augment existing real world networks	Utilize ambassadors/Marketing PR rep to convert NextDoor users, & area social media groups etc. Corporate partnerships that align with existing user bases. Rev share potential	Expand network of communities, increase Corporate partnerships Promote viral growth with incentives and social media
CHANNELS Identify mavens who care about our issue	Utilize person connections to connect with community Revyrie – SEO expertise and digital marketing strategy	Promote with schools, clubs, retirement communities as a means of improving local community. Strategic partnerships with Banks, non-profits (United Way, Girls and Boys clubs etc) to help increase revenue and expand user base

Growth Strategy

Digital ad spend across Facebook / Instagram to determine key behaviors / interests / location of our users Determine and Lower CPC throughout the first 90 day spend

Go to areas where we have existing customers on wait list Open marketplace nationally thereafter

BUILDING CONCENTRATION
Start outreach to next city (Los Angeles, San Diego)

GROWTH RESULTS
Data analysis and user feedback to help pivot the functionality while in public beta

PREMIUM FEATURES
Deploy additional feature sets, upsales for job posters

CREATE A PERSONAL AND LOYAL COMMUNITY
Launch and monthly events with strategic partnerships



Potential Partnerships

Major Bank (Citibank, Bank of America):

Direct access for teens that don't yet have a bank account

Retirement Networks (Honor, AARP)

Many of our repeat customers are 65+ living alone

Community elder clubs (Elks, Lion's Club, Gardening clugs etc)

Direct access to those likely to post jobs

Non-Profit Partnerships (United Way, Boys and Girls Clubs of America)

Partnering with trusted, family based networks will increase our user base and solidify our trusted brand

Architectural Diagram

TeenJobFind Arch



Development Timeline

April 2020

Open scheduling

Background check cost improvements

Open ended pricing

Messaging enhancements

Bug Fixes

July 2020

App Sharing feature

Job Operation enhancements

Automatic launch functionality in new locations

Enhancements to teen notifications and messaging

Enhance functionality for app usability

October 2020 +

Add Venmo support

Admin portal enhancements

Add referral codes/gift codes

CRM Automation

Add Subscription plan

Add Badge/award/Feedback system

Add Tutorial

Competitive Advantage



First to Market
Gigs for Teens



Ease of Use
Simple Application



Safety First
Strictest Regulations



Dual Feedback
Rate the Teen and Job Poster



Managed Pay
No Cash Involved

Competitor Analysis

Features		Skratch	Teenjobsnj
Complete Background checks	✓	X	X
Teen Vetting	✓	X	X
Guardian approval for all jobs	✓	X	X
iPhone and Android app	✓	✓	X
Presence outside local area	✓	X	X
Payment System	✓	✓	X
Reminders & Notifications	✓	X	X



skratch

- **Target Markets**
- 49 cities and 700 zip codes
- **Partnerships**
- YMCA, Boys and Girls clubs, United Way, Schools, University, Senior Living
- Business Model
- 25% of every job ($12.50 - $15/hr)
- **Traction**
- 2000 users, 60% post again
- TJF has 5000 users on our waitlist in Skratch's local



TeenJobsNJ.com
Connecting Teens With Jobs

- ► **Target Markets**
- ► New Jersey, currently 10 towns
- ► **Partnerships**
- ► Schools
- ► Business Model
- ► Charge per job post (current revenue is $4k per year)
- ► **Traction**
- ► ?

The Team



Janet Shah
Founder & CEO

- Experience at Apple, Yahoo! & Motorola
- 20 years of Tech Experience



Xavier De Leon
CTO

- 25+ years of Full Stack Development
- Senior Engineer for Apple, Starbucks & other major brands.

Advisory Board

➤ Dan Faiman
  ○ Revyrie/Founder
  ○ Has incubated a portfolio of 14 companies, 3 exits, and raised millions in capital
➤ Greg Alexander
  ○ Business Growth / Strategy
  ○ Worked for Fortune 500 companies, Sony, AOL, and recently sold a company to MindBody he co-founded
➤ Jeff Given
  ○ Financial Advisor & Investor
  ○ Portfolio Manager John Hancock
➤ Ann Crady Weiss
  ○ Advisor
  ○ Co-Founder at Hatch Baby

TeenJobFind

Press

"TeenJobFind allows adults to hire neighborhood teens to help tackle to-do lists. In turn, teens are given invaluable work experience."
-    *ABC 7 - San Francisco (5/3/2019)*

"Pediatrician and Palo Alto resident Linda Faust, who uses the app along with her daughter, said she appreciates the safety and the lengths to which the app goes to keep parents informed and teens safe."
-    *Palo Alto Online (4/26/2019)*

What's Next? **SoCal**

Major Deployment in SoCal

- As soon as financing secured
- Wait list's largest population
- Help define our go to market strategy
- **Ambassadors on the ground ready to go**



Financial

We are looking for 12 Month financing to expand our business.

$50-100K
Pre-Seed

Initial Investment Opportunity

250k*
Jobs on TJF

Average $35

$1.7M*
Revenue

12 Months

These are forward looking figures that cannot be guaranteed.

Progress Summary

- Application and Website launched
- Nearly **2% of Local Population** during soft launch (with **no formal marketing**).
- Steady growth in Users & Job Postings
- **Proven Growth Strategy**
- Positive Cash Flow

NEXT

- Officially begin Marketing
- **Deploy in SoCal**
- Raise money and exponentially grow company using **existing / proven** growth methods.



Financial Projections

	Year 1		Year 2		Year 3		Year 4		Year 5	
Revenue										
ARR		$115,567		$3,232,112		$22,281,216		$68,512,310		$166,429,493
Costs										
Overhead	6.53%	$7,551	3.03%	$97,931	20.11%	$650,005	61.60%	$1,991,057	149.45%	$4,830,305
Sales & Marketing	105.52%	$121,951	17.13%	$553,770	92.34%	$2,984,413	272.10%	$8,794,477	634.16%	$20,496,789
Research & Development	140.47%	$162,333	8.90%	$287,750	9.33%	$301,583	10.18%	$329,000	9.33%	$301,583
General & Administrative	278.02%	$321,300	10.53%	$340,467	15.64%	$505,358	17.06%	$551,300	15.64%	$505,358
EBIT (Earnings befor incurred tax)		-$497,569		$1,952,194		$17,839,857		$56,846,476		$140,295,457

2 Year Cash Needed	-$560,408.68

These are forward looking figures that cannot be guaranteed.







TeenJobFind

Janet Shah

TeenJobFind.com